January 21, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:  Aslynn Hogue

Re:	Oculus Innovative Sciences, Inc.
Form 10-K for the fiscal year ended March 31, 2010
Filed June 8, 2010
File No. 001-33216

Dear Ms. Hogue:

I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”).  Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated January 13, 2010.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Certain Relationships, Related Transactions…, page 75

Comment 1:
Please tell us how the definition of related person in the Instructions to Item 404(a) that includes a person who is a director; an immediate family member of a director, including a child regardless of whether the child shares the same household; or a security holder covered by Item 403(a) at any time during the specified period for which disclosure is required would affect your responses to prior comments 3, 4, and 5.

Response 1:
In our response letter dated December 17, 2010, we grouped Staff comments 3 and 5 together as they addressed the same subject matter.  In that response letter, in the first paragraph written in response to comments 3 and 5, we specifically mention that we considered Item 404 of Regulation S-K and the disclosure necessary when the Company enters into a transaction with a related party.  That paragraph includes the following sentence, “Additionally, the Company considered its disclosure obligations under Item 404 of Regulation S-K when entering into a transaction with a related party or an entity controlled by a related party as further discussed below.”  We then included an additional three pages of analysis on that point.  It is unclear from the Staff’s comment how the analysis provided in the Company’s letter dated December 17, 2010 was not responsive to the Staff’s concern regarding Item 403(a) when the response specifically analyzes the disclosures the Company has made regarding related party transactions in detail.

Furthermore, the applicability of Item 403 and Item 404 of Regulation S-K does not appear to relate to most of the prior Staff Comment 4 other than the final bulleted question regarding Seamus Burlingame.  The Company addressed this question in its response to Comment 4 in its prior letter.

Furthermore, in our response letter to the Staff dated December 17, 2010, we included a lengthy analysis of the disclosure of the one transaction the Company had with Seamus Burlingame almost two years ago including the analysis again requested in this comment regarding Items 403 and 404 of Regulation S-K.  Please refer to the Company’s response to Comment 2 in its letter dated December 17, 2010.

We believe our response letter dated December 17, 2010 addresses the most recent Staff Comment 1 in detail including the Company’s response to Staff Comment 2 in its prior response letter.  If the Staff has further questions, the Company respectfully requests a conference call to understand the Staff’s concerns.

Comment 2:	We note your response to prior comments 3 and 5 relating to your Revenue Sharing and Distribution Agreement with Vetericyn, Inc. (formerly VetCure, Inc.) on pages 8 and 9:

•
We note your disclosure of this related person transaction, such as on page 12 of your definitive proxy statement.  With a view towards disclosure, please tell us the amounts involved in the transaction, including the amounts outstanding as of the latest practicable date and any amounts paid during the periods for which disclosure is required.

•	Please tell us why you did not file your September 1, 2010 amendment, mentioned on page 10 of your Form 10-Q for the fiscal quarter ended September 30, 2010.

Response 2:
In the Company’s response to Comments 3 and 5 in its letter dated December 17, 2010, the Company provided the information requested by the Staff.  The remainder of the information is already included in the Company’s SEC filings.  On page 9 of the December 17, 2010 letter, the Company stated that on February 24, 2009, the date of Amendment 1 to the Revenue Sharing and Distribution Agreement with Vetericyn, Inc. (the “RSPDA”), “the Company had earned nominal revenue from the RSPDA of approximately $5,000.”  The Company went on to state that on July 24, 2009, “the Company was still earning only nominal revenue.”

Additionally, the Company has disclosed the information requested by the Staff in its SEC filings.  On page 10 of the 10-Q for the quarter ended September 30, 2010, the Company provided the aggregated figures for both the Vetericyn and the Microcyn contracts.  Such disclosure provides:

“During the three months ended September 30, 2010 and 2009, the Company recorded revenue related to these agreements in the amounts of $747,000 and $61,000, respectively. During the six months ended September 30, 2010 and 2009, the Company recorded revenue related to these agreements in the amounts of $1,108,000 and $92,000, respectively.”

In the Company’s 10-Q for the quarter ended June 30, 2010, on page 10, the Company disclosed:

“During the three months ended June 30, 2010, the Company recorded revenue related to these agreements in the amounts of $361,000 and $24,000, respectively.”

In the Company’s 10-K for the year ended March 31, 2010, on page 64, the Company disclosed:

“During the years ended March 31, 2010 and 2009, the Company recorded revenue related to these agreements in the amounts of $519,000 and $5,000, respectively.”

Additionally, all of these disclosures were identified, disclosed and discussed as Related Party Transactions repeatedly in the Company’s SEC filings.  The Company also notes that, as discussed in the Company’s prior response letter dated December 17, 2010, the Company has disclosed these transactions as Related Party Transactions even when it was not required to disclose them pursuant to Item 404 of Regulation S-K because the dollar value of the contracts did not exceed $120,000 at the time of those disclosures.  Thus, the Company has not only disclosed and discussed these agreements pursuant to Item 404 of Regulation S-K, at times it has exceeded the requirements of Regulation S-K.  Finally, we note that the Staff has asked for information that is readily available in the Company’s SEC filings and thus, analysis “with a view to disclosure” is not appropriate because such information has already been disclosed.

The Company respectfully notes that is has filed the September 1, 2010 amendment that the Staff references as “mentioned on page 10 of your Form 10-Q for the fiscal quarter ended September 30, 2010.”  This amendment was filed as Exhibit 10.46 to the Company’s 10-Q for the period ended September 30, 2010.  The Staff even acknowledged this Exhibit in its Comment 6 in its letter dated November 8, 2010 and, as such, it is unclear why the Staff is asking at this point why this amendment was not filed when, in its last comment letter, the Staff acknowledged such amendment had been filed.  If further confusion remains, we request a conference call with the Staff on this matter.

Comment 3:
We note your response to prior comments 3 and 5 related to your Revenue Sharing and Distribution Agreement with Innovacyn, Inc. (formerly V&M Industries) on pages 9 and 10.  Please tell us, with a view towards disclosure, the amounts involved in the transaction, including the amounts outstanding as of the latest practicable date and any amounts paid during the periods for which disclosure is required.

Response 3:
We respectfully note that the Company has provided this information, in detail, in its response to Comments 3 and 5 in its letter dated December 17, 2010.  Furthermore, we have provided additional information from the Company’s SEC filings in our response to the Staff’s comment 2 above.

We respectfully note that the Staff’s comments request information and analysis that the Company has already provided to the Staff in previous letters or information that is already available in the Company’s SEC filings.  Furthermore, we note that the Staff’s remaining concerns appear to relate to one transaction that occurred almost two years ago in February 2009 and has since been disclosed by the Company and the investors in that transaction over fifteen times in the last two years and a series of contracts and amendments regarding the Company’s Vetericyn and Microcyn agreements that have also been disclosed by the Company over ten times including times when such contracts represented zero or nominal revenues.  We continue to believe the Company has adequately disclosed such transactions and, at times, the Company has exceeded the disclosure requirements.  Additionally, the Company has filed the documents relating to these transactions as required by Regulation S-K as exhibits to its SEC filings and therefore all of the details regarding these transactions are readily available to the Staff and to the public.  We believe, through the Company’s SEC filings and the Company’s three letters to the Staff on these matters, we have provided all of the information that can be provided to the Staff on these matters.  Therefore, if any open questions remain, we request a conference call with the Staff prior to the Staff issuing another comment letter to the Company.  We would welcome the opportunity to address and resolve any remaining concerns.  My direct line is (617) 243-0060.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly, Esq.